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                             May 17, 2024

       Hok Wai Alex Ko
       Chief Executive Officer
       PS International Group Ltd.
       Unit 1002, 10/F
       Join-in Hang Sing Centre
       No.2-16 Kwai Fung Crescent, Kwai Chung
       New Territories, Hong Kong

                                                        Re: PS International
Group Ltd.
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-4
                                                            Submitted May 9,
2024
                                                            CIK No. 0001997201

       Dear Hok Wai Alex Ko:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       April 2, 2024 letter.

       Amendment No. 2 to Draft Registration Statement on Form F-4

       Cover Page

   1. We note your revised disclosure in response to prior comment 1. Please expand your disclosure to quantify
the dividends paid to shareholders in November 2023.
   2. You disclose that almost all of PSI's operations are located in Hong Kong. Please revise your disclosure to
clarify whether any of PSI's operations are located within mainland
                                                        China.
 Hok Wai Alex Ko
FirstName  LastNameHok   Wai Alex Ko
PS International Group Ltd.
Comapany
May        NamePS International Group Ltd.
     17, 2024
May 17,
Page 2 2024 Page 2
FirstName LastName
Summary of Risk Factor, page 37

3. We note your response to prior comment 4 and reissue the comment. Please revise to include cross-references to the more detailed discussion of each of these risks in the prospectus.
Risk Factors
Risks Related to AIB and the Business Combination
Nasdaq may delist AIB's securities from trading on its exchange prior to the Business
Combination..., page 75

4. We note your disclosure on page 76 that on May 7, 2024 AIB received a written notice from the Panel indicating that the Panel had decided to delist AIB's securities from
         Nasdaq and trading of AIB securities was suspended at the open of trading on May 9,
         2024. Please revise your disclosure throughout the proxy statement/prospectus to reflect that AIB's securities have been delisted from Nasdaq and the risks and impacts this has on holders of your securities, including the obligations of PSI and Pubco. For example, we note that the business combination agreement may be terminated by PSI if AIB's ordinary shares have become delisted from Nasdaq and are not relisted within 60 days.
Enforceability of Civil Liabilities, page 254

5. We note your disclosure that all of your directors and executive officers are nationals and/or residents of countries other than the United States. Please revise your disclosure to identify the relevant individuals who are located in Hong Kong or the PRC.
Annex D, page D-1

6. Your response to prior comment 10 states that you have filed the complete final opinion delivered to the AIB Board. However, the cover page to the Fairness Opinion included as
         Annex D indicates that it is a draft. Please advise or revise. Please contact Gus Rodriguez at 202-551-3752 or Mark Wojciechowski at
202-551-3759
if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell at 202-551-5351 or Karina Dorin at 202-551-3763 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Energy
& Transportation
cc:      Will Cai